SOLARFUN TO ATTEND THE SOLAR POWER INTERNATIONAL CONFERENCE IN ANAHEIM, CALIFORNIA FROM OCTOBER 27-29, 2009

SHANGHAI, China, October 20, 2009 --Solarfun Power Holdings Co., Ltd. (“Solarfun” or “the Company”) (NASDAQ:SOLF), a vertically integrated manufacturer of silicon ingots and photovoltaic (PV) cells and modules in China, today announced that it will attend the Solar Power International Conference (“SPI”), which will take place from October 27-29, 2009 at the convention center in Anaheim, California.

A number of Solarfun’s senior management members will attend the conference and host one-on-one investor meetings.   Senior management members will also participate in a number of investor forums during the conference, including those sponsored by Lazard on October 27,  and Deutsche Bank and Piper Jaffray on October 28.

Solarfun will also take the opportunity to introduce its next-generation products and technology to the solar industry, including system integrators and installers, utilities, investors, project developers, policymakers and others in the industry.

On display will be:

Black Diamond Modules:  Solarfun has combined the performance and reliability of its solar technology with a streamlined, all-black appearance.   The result is a high-performance solar module that is ideal for installations where appearance counts.

SF260 Series Modules:  Solarfun’s most powerful module yet.   This series features a 72-cell layout for optimized output per module.  With power output of up to 310 watts, the modules are ideal for utility scale installations.

SF2: Square Monocrystalline Cells:   Solarfun’s SF2 cells feature a full square shape, which increases the overall light absorbing surface of the cell.  This produces a 5% boost in module efficiency compared to traditional cells.

Low LID Degradation (LID = light-induced degradation):   A significant percentage of PV degradation and material aging occurs during the first day of sun exposure. Solarfun’s low LID degradation technology reduces this initial light-induced cell degradation, which in turn increases the lifetime value of these modules.

Triple Busbar Cells:   By decreasing the amount of space between busbars and the distance the current must travel, Solarfun’s triple busbar cells reduce current loss and increase total cell output.  The median output for the 3-busbar modules is approximately 4 watts higher than for 2-busbars modules.

Crimson-Backed Cells – BIPV:   This unique BIPV product features Solarfun’s crimson-backed cells for an attractive and innovate appearance.  In addition, the BIPV utilizes insulated double-paned technology for extra strength in wall and roof applications while also providing insulation against heat and cold.  The double-sided decorative appearance makes it ideal for building integration, with its deep blue front and vibrant wood-grained, crimson-colored back.

Coated Glass:   Anti-reflective (AR)-coated PV glass provides additional solar module power output by increasing light transmission. The low refractive index coating layer, which partially suppresses the long wavelength infrared light that heats solar cells, helps increase the solar energy output of PV modules by more than 2%.  It also significantly lowers maintenance costs and water usage thanks to its water-repelling and self-cleaning properties.

Mr. Peter Xie, President of Solarfun, commented, "We are looking forward to exhibiting these and other products at the SPI, which is the largest solar event in the United States.  We continue to advance our technology and increase our module efficiency and output through our extensive R&D program.  This is made possible by our talented research team and vertically integrated manufacturing model, which allows us to control our materials and procedures throughout the production process.  We hope people will make a point of stopping by our booth.”

Solarfun’s booth will be located at exhibit space #1321.

Additional details and photos of these products may be found on Solarfun’s website or by contacting the Company directly.

According to SPI, the conference is the largest business to business solar industry event in North America.  More than 900 exhibitors and 25,000 industry participants are expected to attend.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-152005) filed on July 14, 2008.

About Solarfun

Solarfun Power Holdings Co., Ltd. manufactures ingots, PV cells and PV modules, and provides PV module processing services to convert PV cells into PV modules. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to meet TUV and UL safety and quality standards.

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For further information, please contact:

Solarfun Power Holdings Co., Ltd.

    Paul Combs
    V.P. Strategic Planning
    26F BM Tower
    218 Wusong Road
    Shanghai, 200080
    P. R. China
    Tel:  86-21-26022833 / Mobile:  86 138 1612 2768
    E-mail: IR@solarfun-power.com

Christensen

    Kathy Li
    Tel:  480 614 3036
    E-mail:  kli@ChristensenIR.com

    Roger Hu
    Tel:  852 2117 0861
    E-mail:  rhu@ChristensenIR.com